IAMGOLD

NEWS RELEASE
TSX: IMG NYSE: IAG

IAMGOLD REPORTS SECOND QUARTER 2026 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 6, 2026 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the second quarter ended June 30, 2026.

"IAMGOLD delivered another strong and safe quarter, producing 188,100 ounces of gold and generating $507.3 million of adjusted EBITDA, keeping us firmly on track to achieve our full-year guidance of 720,000 to 820,000 ounces," said Renaud Adams, President and CEO. "At Côté Gold, the replacement of the conveyor belt in May and the commissioning of our second cone crusher allowed the plant to operate at near full capacity in June, and with contracted crushing now behind us, we expect production to increase and unit costs to decline through the second half of the year. Westwood and Essakane again delivered solid results. Our balance sheet has never been stronger, with a net cash position and $1.3 billion in liquidity, while returning nearly $150 million to shareholders in the quarter through our buyback program."

"Beyond this near-term progress, the scale of Côté's long-term potential continues to grow. As we advanced our technical work this year, the consolidation of the Côté and Gosselin Mineral Resources, now exceeding 20 million ounces of Measured and Indicated, materially expanded the opportunity set in front of us – and we have chosen to take the time to thoroughly evaluate rather than constrain it to a single scenario. As a result, the details of the updated technical report which are expected in the fourth quarter will outline a clear, near-term path to increase processing rates toward 40,000 tonnes per day through targeted debottlenecking, supported by a significantly larger reserve base, extended mine life and further cost optimization. Concurrently, we will continue to advance trade-off studies on a further expansion of the project, reflecting our growing conviction in the size and quality of this world-class asset and its ability to support a larger operation over the long term. With a strengthened balance sheet and a compelling pipeline of growth across Côté, Essakane, Westwood and Nelligan, IAMGOLD is exceptionally well positioned to create lasting value for our shareholders."

HIGHLIGHTS:

Operating and Financial

- **Attributable gold production** was 188,100 ounces in the second quarter and 371,700 ounces year-to-date ("YTD"), with the Company on track to achieve its 2026 production guidance of 720,000 to 820,000 ounces.
  - Côté produced 67,300 attributable ounces (96,200 ounces | 100%) in the second quarter and 119,600 attributable ounces YTD (170,900 ounces | 100%). Production at Côté is expected to be higher in the second half of the year driven by increased processing rates as the impact from recent operational improvements continue to be realized;
  - Westwood produced 32,400 ounces in the second quarter and 68,600 ounces YTD; and
  - Essakane produced 88,400 attributable ounces (104,000 ounces | 100%) in the second quarter and 183,500 attributable ounces (215,900 ounces | 100%) YTD.
- **Revenues** in the second quarter totaled $856.9 million from sales of 195,100 ounces at an average realized gold price[1] of $4,384 per ounce and $1,887.0 million YTD from sales of 406,600 ounces at an average realized gold price of $4,631 per ounce.
- **Cost of sales** per ounce sold was $1,651 ($1,635 YTD), cash cost[1] per ounce sold, excluding royalties was $1,289 ($1,244 YTD), cash cost[1] per ounce sold, including royalties was $1,642 ($1,624 YTD), and all-in sustaining cost[1] ("AISC")[1] per ounce sold was $2,271 ($2,195 YTD).
- **Net earnings and adjusted net earnings** attributable to equity holders[1] for the second quarter was $230.5 million ($610.2 million YTD) and $241.6 million ($632.7 million YTD), respectively.

- **Net earnings and adjusted net earnings per share** attributable to equity holders[1] for the second quarter of $0.40 ($1.05 YTD) and $0.42 ($1.09 YTD), respectively.
- **Net cash from operating activities** was $445.1 million for the second quarter ($1,015.0 million YTD). Net cash from operating activities, before movements in working capital and non-current ore stockpiles[1], was $442.9 million for the second quarter ($1,072.4 million YTD).
- **Earnings before interest, income taxes, depreciation and amortization** ("EBITDA")[1] was $495.3 million for the second quarter ($1,152.3 million YTD), and adjusted EBITDA[1] was $507.3 million ($1,173.6 million YTD).
- **Mine-site free cash flow[1]** was $368.9 million during the second quarter ($893.5 million YTD).
- The Company has **available liquidity[1]** of $1,348.1 million as at June 30, 2026. Cash and cash equivalents was $501.4 million and the available balance of the revolving credit facility ("Credit Facility") was $845.7 million. **Net cash, excluding leases and letters of credit[1],** was $52.2 million.
- In **health and safety**, for the quarter ended June 30, 2026, the Company reported a total recordable injuries frequency rate ("TRIFR") of 0.70 and is tracking at 0.56 for the year. IAMGOLD is continuing to advance its critical risk management program and visible leadership to improve safety and reduce high-potential incidents.

Corporate

- Continued cash flow generation in the second quarter allowed the Company to: **purchase $147.9 million IAMGOLD shares** (8.6 million shares) as part of the share buyback program and **repay the remaining $100 million balance of its Credit Facility**. Subsequent to quarter end and up to August 5, 2026, the Company **has purchased an additional 3.5 million shares for $52.5 million and has purchased 27.9 million shares for $510.4 million since the inception of the program in December 2025**. The Company intends to continue to use cash flow from Essakane to repurchase shares under its share buyback program as the cash is generated and repatriated from Essakane over the course of 2026.
- In June 2026, the Company completed the repatriation of $680.7 million from Essakane that represented its portion, net of withholding taxes, of the record $855 million dividend declared in 2025 payable to the Government of Burkina Faso and IAMGOLD. Total **cash repatriated in the second quarter was $197.1 million, and $409.8 million year-to-date**.
- In June 2026, Essakane declared its 2026 dividend of approximately $500 million from its 2025 profits. The Company's portion, net of the Government of Burkina Faso portion and withholding taxes, is approximately $400 million. The Company received $44 million subsequent to quarter end as a first dividend installment and expects to receive a further $45 million in August. The remaining balance is expected to be distributed at regular intervals based on the cash generated in excess of working capital requirements by Essakane.
- On June 17, 2026, the Company announced the strengthening of its financial position and flexibility by amending its revolving Credit Facility, increasing total capacity from **$650 million to $850 million**, extending maturity to June 2030, decreasing costs and improved covenants. The facility also includes an additional **$250 million accordion feature**, offering further liquidity potential. The Credit Facility remains undrawn.
- On June 1, 2026, the Company announced an updated Mineral Resource estimate for the Côté Gold Mine, reflecting the integration of the Côté and Gosselin zones in a consolidated block model. Measured and Indicated Mineral Resources for Côté Gold on a consolidated basis increased to 20.3 million ounces, with an additional 3.5 million ounces of Inferred Mineral Resources. The updated Mineral Resource estimate will inform the upcoming Côté Gold Technical Report and mine plan, with the results to be announced in the fourth quarter 2026.
- On August 6, 2026, the Company announced that Ms. Catherine McLeod-Seltzer has been appointed to the Company's Board of Directors effective September 1, 2026. Ms. McLeod-Seltzer, who was inducted into the Canadian Mining Hall of Fame in 2026, brings more than four decades of mining industry experience as both a senior executive and public-company director.

QUARTERLY REVIEW

For more details and the Company's overall outlook for 2026, see "Outlook", and for individual mines performance, see "Operations". The following table summarizes certain operating and financial results for the three months ended June 30, 2026 (Q2 2026), June 30, 2025 (Q2 2025) and the six months ended June 30 (H1 or YTD) 2026 and 2025, and certain measures of the Company's financial position as at December 31, 2025.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Key Operating Statistics ($ millions)				
Gold production – attributable (000s oz)	188.1	173.0	371.7	334.0
- Côté Gold[1]	67.3	67.0	119.6	118.1
- Westwood	32.4	29.4	68.6	53.3
- Essakane[2]	88.4	76.6	183.5	162.6
Gold sales – attributable (000s oz)	180.2	173.4	373.9	338.1
- Côté Gold[1]	66.9	68.4	122.0	120.0
- Westwood	29.2	28.6	66.7	55.8
- Essakane[2]	84.1	76.4	185.2	162.3
Cost of sales[3] ($/oz sold)	$ 1,651	$ 1,561	$ 1,635	$ 1,514
- Côté Gold[1]	$ 1,562	$ 1,222	$ 1,630	$ 1,240
- Westwood	$ 1,624	$ 1,577	$ 1,440	$ 1,562
- Essakane[2]	$ 1,730	$ 1,858	$ 1,707	$ 1,700
Cash costs[4] – excluding royalties ($/oz sold)	$ 1,289	$ 1,340	$ 1,244	$ 1,311
- Côté Gold[1]	$ 1,245	$ 997	$ 1,301	$ 1,030
- Westwood	$ 1,606	$ 1,562	$ 1,417	$ 1,545
- Essakane[2]	$ 1,214	$ 1,565	$ 1,143	$ 1,437
Cash costs[4] ($/oz sold)	$ 1,642	$ 1,556	$ 1,624	$ 1,509
- Côté Gold[1]	$ 1,554	$ 1,219	$ 1,622	$ 1,237
- Westwood	$ 1,606	$ 1,562	$ 1,417	$ 1,545
- Essakane[2]	$ 1,724	$ 1,855	$ 1,700	$ 1,697
AISC[4] – excluding royalties ($/oz sold)	$ 1,918	$ 1,825	$ 1,815	$ 1,778
- Côté Gold[1]	$ 1,773	$ 1,389	$ 1,773	$ 1,418
- Westwood	$ 2,163	$ 2,140	$ 1,921	$ 2,132
- Essakane[2]	$ 1,691	$ 1,934	$ 1,602	$ 1,764
AISC[4] ($/oz sold)	$ 2,271	$ 2,041	$ 2,195	$ 1,976
- Côté Gold[1]	$ 2,082	$ 1,611	$ 2,094	$ 1,625
- Westwood	$ 2,163	$ 2,140	$ 1,921	$ 2,132
- Essakane[2]	$ 2,201	$ 2,224	$ 2,159	$ 2,024
Average realized gold price ($/oz)	$ 4,384	$ 3,182	$ 4,631	$ 2,961

1. Attributable portion for Côté Gold is based on IAMGOLD's ownership of 70%. See "Operations – Côté Gold, Canada" for more details.
2. IAMGOLD's Essakane ownership interest decreased from 90% to 85% effective June 20, 2025. See "Operations – Essakane, Burkina Faso" for more details. The attributable portion for Essakane is presented as 90% for the first half of 2025 and 85% for the second half of 2025 throughout this news release.
3. Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
4. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this news release for a description and calculation of these measures.

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Financial Results ($ millions)				
Revenues	$ 856.9	$ 580.9	$ 1,887.0	$ 1,058.0
Gross profit	$ 415.1	$ 198.8	$ 985.8	$ 340.0
EBITDA[1]	$ 495.3	$ 283.8	$ 1,152.3	$ 479.0
Adjusted EBITDA[1]	$ 507.3	$ 276.4	$ 1,173.6	$ 480.9
Net earnings attributable to equity holders	$ 230.5	$ 78.7	$ 610.2	$ 118.4
Adjusted net earnings attributable to equity holders[1]	$ 241.6	$ 77.3	$ 632.7	$ 132.5
Net earnings per share attributable to equity holders	$ 0.40	$ 0.14	$ 1.05	$ 0.21
Adjusted net earnings per share attributable to equity holders[1]	$ 0.42	$ 0.13	$ 1.09	$ 0.23
Net cash from operating activities before changes in working capital[1]	$ 442.9	$ 127.3	$ 1,072.4	$ 232.2
Basic weighted average number of common shares outstanding (in millions)	578.0	575.1	582.7	573.8
Net cash from operating activities	$ 445.1	$ 85.8	$ 1,015.0	$ 160.1
Mine-site free cash flow[1]	$ 368.9	$ 140.5	$ 893.5	$ 280.1
Capital expenditures[1] – sustaining	$ 96.3	$ 78.4	$ 184.9	$ 140.1
Capital expenditures[1] – expansion	$ 22.0	$ 8.9	$ 34.8	$ 14.2

	June 30 2026	December 31 2025
Financial Position ($ millions)		
Cash and cash equivalents	$ 501.4	$ 421.9
Long-term debt	$ 449.3	$ 649.8
Net cash (debt) excluding lease liabilities and letters of credit	$ 52.2	$ (228.1)
Net cash (debt)[1]	$ (42.6)	$ (344.4)
Available Credit Facility	$ 845.7	$ 445.7

1. Refer to the “Non-GAAP Financial Measures” disclosure at the end of this news release for a description and calculation of these measures.

OUTLOOK

Production (000 oz)

	YTD 2026	Full Year Guidance 2026
Côté Gold – (70%)	119.6	270 – 310
Westwood – (100%)	68.6	110 – 130
Essakane – (85%)	183.5	340 – 380
Total attributable production (000s oz)	371.7	720 – 820

Total attributable production for IAMGOLD in 2026 is expected to be in the range of 720,000 to 820,000 ounces. Production at Côté is expected to be higher in the second half of the year, driven by increased processing rates as recent operational improvements continue to be realized. For further details, refer to the “Operations” section of each mine below.

Costs

	YTD 2026	Full Year Guidance[3] 2026
Côté Gold		
Cash costs – excluding royalties ($/oz sold)	$1,301	$900 – $1,050
Cash costs – including royalties[3] ($/oz sold)	$1,622	$1,200 – $1,350
AISC – excluding royalties[3] ($/oz sold)	$1,773	$1,475 – $1,625
AISC – including royalties[3] ($/oz sold)	$2,094	$1,775 – $1,925
Westwood		
Cash costs ($/oz sold)	$1,417	$1,500 – $1,650
AISC ($/oz sold)	$1,921	$1,950 – $2,100
Essakane		
Cash costs – excluding royalties ($/oz sold)	$1,143	$1,150 – $1,300
Cash costs – including royalties[3] ($/oz sold)	$1,700	$1,600 – $1,750
AISC – excluding royalties[3] ($/oz sold)	$1,602	$1,550 – $1,700
AISC – including royalties[3] ($/oz sold)	$2,159	$2,000 – $2,150
Consolidated		
Cost of sales[1] ($/oz sold)	$1,635	$1,425 – $1,575
Cash costs[1,2] – excluding royalties ($/oz sold)	$1,244	$1,100 – $1,250
Cash costs[1,2] – including royalties[3] ($/oz sold)	$1,624	$1,425 – $1,575
AISC[1,2] – excluding royalties[3] ($/oz sold)	$1,815	$1,675 – $1,825
AISC[1,2] – including royalties[3] ($/oz sold)	$2,195	$2,000 – $2,150

1. Consists of Côté Gold, Westwood and Essakane on an attributable basis of 70%, 100%, and 85%, respectively.
2. This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3. Guidance for cash costs and AISC, including royalties, assumes a $4,000 per ounce gold price in the estimate of royalties per ounce.

Cash costs on a consolidated basis, excluding royalties, are expected to be in the upper half of the range of $1,100 to $1,250 per ounce sold. Cash costs are expected to be lower in the second half of the year, reflecting the expected increase in Côté Gold’s production over the second half of the year. AISC on a consolidated basis, excluding royalties, are expected to be in the upper range of $1,675 to $1,825 per ounce sold.

The guidance for cash costs and AISC, including royalties, was established using a gold price assumption of $4,000 per ounce for the year. The amount of royalties included in cash costs and AISC was $380 per ounce year-to-date, $55 per ounce higher than guidance, as the average realized price of gold sold in the first half was $4,631, or $631 per ounce above the gold price assumption used in guidance estimates. Refer to the table below for the sensitivity of royalties based on gold price.

Royalty Sensitivities

	$ per ounce sold		
Gold Price	Consolidated	Côté Gold	Essakane
$3,500	$270	$245	$350
$4,000 (guidance price)	$325	$300	$450
$4,500	$390	$340	$540
$5,000	$440	$385	$600

The realized gold price in the first half of the year averaged $4,631 per ounce. The full year guidance for 2026 is based on the following assumptions (before the impact of hedging): an average realized gold price of $4,000 per ounce, USD/CAD exchange rate of 1.35, EUR/USD exchange rate of 1.18, average Brent oil price of $65 per barrel and West Texas Intermediate (WTI) price of $65 per barrel. On oil price, the Company estimates that for a $10 per barrel increase, the impact on the direct cost of fuel would increase costs by approximately $12 per ounce, exclusive of broader indirect inflationary pressures on input costs and the supply chain.

During the first half of 2026 price escalation of approximately 3% has been observed across certain commodity inputs, which remained within the Company's inflation expectations. The Company continuously evaluates key commodity indices and forward supplier pricing guidance to proactively identify areas of potential cost inflation to inform any price mitigation measures that may be warranted. For further information on the expected impacts from fluctuation in guidance assumptions, refer to the Sensitivity Impact table included in the "Financial Condition" section.

Capital Expenditures

	YTD 2026			Full Year Guidance 2026[1]		
($ millions)	Sustaining	Expansion	Total	Sustaining	Expansion	Total
Côté Gold (70%)	$ 55.4	$ 27.1	$ 82.5	$ 160	$ 85	$ 245
Westwood (100%)	33.3	6.7	40.0	55	30	85
Essakane (100%)	96.2	1.0	97.2	165	5	170
Total[2]	$ 184.9	$ 34.8	$ 219.7	$ 380	$ 120	$ 500

1. Capital expenditures guidance (±5%).
2. Includes $7 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

Sustaining capital expenditures are expected to be approximately $380 million ±5%. Sustaining capital at Côté Gold, on an attributable basis, is expected to total $160 million ±5%, an increase from the prior year due to additional non-recurring plant and infrastructure design changes and improvements identified during the ramp-up to optimize operations and operating costs. Côté Gold's capital expenditures are expected to be higher in the second half of the year due to the timing of equipment deliveries and the scheduling of projects.

Expansion capital expenditures are expected to total $120 million ±5% in 2026. The expansion capital at Côté Gold is to de-risk the contemplated Côté expansion; early works include basic mill infrastructure and a significant pushback to expand the operating area of the pit. Additional expansion capital is associated with development works at Westwood to support the study of options to increase mining volumes including the potential for bulk mining in the eastern parts of Westwood underground.

Exploration Outlook

	YTD 2026			Full Year Guidance 2026		
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$ 10.8	$ 13.3	$ 24.1	$ 11	$ 34	$ 45
Exploration projects – brownfield	3.8	1.0	4.8	7	2	9
	$ 14.6	$ 14.3	$ 28.9	$ 18	$ 36	$ 54

Exploration expenditures for 2026 are expected to be approximately $54 million, the majority of which will be expensed. The Nelligan Mining Complex is the primary focus for exploration in 2026, with an estimated spend of approximately $24 million (including the construction of certain infrastructure to support an expanding program), followed by Côté Gold at approximately $5 million attributed to IAMGOLD, and Essakane at approximately $6 million.

Income Taxes Paid and Depreciation Outlook

($ millions)	YTD 2026	Full Year Guidance 2026
Depreciation expense	$234.3	$480 (±5%)
Income taxes paid	$100.9	$205 – $215

The Company expects to pay cash taxes in the range of $205 to $215 million during 2026. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. There are no significant cash taxes expected in respect of the new global minimum top-up taxes ("GloBE").

Depreciation expense for 2026 is expected to be $480 million (±5%) corresponding with production levels and depletion of certain pit phases for which waste stripping costs have been capitalized.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company released its 2025 Sustainability Report on April 27, 2026. The report draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative and Sustainability Accounting Standards Board. In June 2026, the Company was named one of Canada's Best 50 Corporate Citizens by Corporate Knights for 2026.

Health and Safety

The TRIFR in the second quarter was 0.70 as of June 30, 2026, compared to 0.41 as of June 30, 2025, and tracking at 0.56 for the year. IAMGOLD is continuing to advance its critical risk management program and visible leadership to improve safety and reduce high-potential incidents.

Environmental

There were zero significant environmental incidents reported for the quarter. Essakane updated its 2019 Closure Plan and submitted the revised plan to the Burkina Faso authorities in June 2026, as required by regulation.

Social Performance

During the second quarter 2026, IAMGOLD continued its strong relationship with local communities at each of our sites, including supporting community-based and wellness-focused initiatives. Notable investments included the donation of medical equipment to healthcare facilities servicing the local communities near Essakane early this spring; Westwood's participation in the Social Investment Fund of the Mining Industry (FISM) of Abitibi-Témiscamingue, launched in April 2026; and Côté Gold's funding for Dynamic Earth Sudbury and Timmins Hospital.

Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada's Calls to Action, IAMGOLD is continuing to advance a company-wide initiative to articulate how it works with Indigenous peoples beyond reconciliation, towards a future that builds upon the Company's experiences and reflects its values. This work is intended to support the creation of a coherent vision for reconciliation and a roadmap to help guide the Company's actions as an organization, embedding reconciliation more intentionally across the organization, and defining actions to guide respectful, mutually beneficial relationships with Indigenous communities.

In the second quarter 2026, IAMGOLD launched a 5-pathway reconciliation plan, along with new mandatory awareness training for all its Canada-based employees titled "Indigenous Peoples of Canada: An Introduction to History and Relationship".

Culture and Inclusion

IAMGOLD includes annual objectives to support its efforts in integrating culture and inclusion into the strategy and corporate scorecard, for the annual objectives, and tracks metrics in site and corporate reports for visibility and measurement. As of June 30, 2026, women accounted for 33% of the Company's executive leadership team.

OPERATIONS

Côté Gold Mine (IAMGOLD interest – 70%) | Ontario, Canada

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Key Operating Statistics (100% basis, unless otherwise stated)				
Ore mined (000s t)	3,072	3,170	6,625	6,285
Grade mined (g/t)	0.86	0.95	0.93	0.87
Operating waste mined (000s t)	4,856	5,838	9,803	11,505
Capital waste mined (000s t)	3,808	2,800	4,634	4,773
Total material mined (000s t)	11,736	11,808	21,062	22,563
Strip ratio[1]	2.8	2.7	2.2	2.6
Ore milled (000s t)	2,873	2,930	5,214	5,027
Head grade (g/t)	1.12	1.10	1.10	1.13
Recovery (%)	93	93	93	93
Gold production (000s oz) – 100%	96.2	96.2	170.9	169.2
Gold production (000s oz) – 70%	67.3	67.0	119.6	118.1
Gold sales (000s oz) – 100%	95.5	98.1	173.9	171.9
Gold sales (000s oz) – 70%	66.9	68.4	122.0	120.0
Average realized gold price[2] ($/oz)	$ 4,379	$ 3,336	$ 4,584	$ 3,160
Financial Results ($ millions – attributable interest)				
Revenues	$ 293.2	$ 229.2	$ 560.3	$ 380.4
Cost of sales[3]	104.3	83.9	198.8	149.1
Production costs	82.8	68.0	160.2	124.4
(Increase)/decrease in finished goods	0.9	0.7	(0.5)	(0.1)
Royalties[4]	20.6	15.2	39.1	24.8
Cash costs[2]	103.9	83.6	197.9	148.7
Sustaining capital expenditures[2]	36.6	27.2	55.4	45.4
Expansion capital expenditures[2]	18.0	6.6	27.1	9.7
Total sustaining and expansion capital expenditures[2]	54.6	33.8	82.5	55.1
Earnings from operations	141.6	101.5	272.6	151.2
Mine-site free cash flow[2]	150.3	93.9	262.2	151.5
Unit costs per tonne[2]				
Mine costs per operating tonne mined[2]	$ 4.49	$ 3.88	$ 4.83	$ 3.69
Mill costs per tonne milled[2]	$ 20.85	$ 16.94	$ 22.54	$ 18.30
G&A costs per tonne milled[2]	$ 8.36	$ 5.80	$ 8.72	$ 7.09
Operating costs per ounce[5]				
Cost of sales excluding depreciation ($/oz sold)	$ 1,562	$ 1,222	$ 1,630	$ 1,240
Cash costs[2] – excluding royalties ($/oz sold)	$ 1,245	$ 997	$ 1,301	$ 1,030
Cash costs[2] ($/oz sold)	$ 1,554	$ 1,219	$ 1,622	$ 1,237
AISC[2] – excluding royalties ($/oz sold)	$ 1,773	$ 1,389	$ 1,773	$ 1,418
AISC[2] – including royalties ($/oz sold)	$ 2,082	$ 1,611	$ 2,094	$ 1,625

1. Strip ratio is calculated as waste mined divided by ore mined.
2. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
3. Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
4. Includes the 7.5% gross margin royalty and various net smelter return royalties.
5. Cost of sales, cash costs excluding royalties cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Côté Gold attributable gold production in the second quarter 2026 was 67,300 ounces (96,200 ounces | 100%), in line with the prior year period, as the processing plant operated at near full capacity in June following the successful replacement of the conveyor belt in May and commissioning of the second cone crusher to start the year.

- Mining activity totaled 11.7 million tonnes in the second quarter 2026, in line with the same prior year period. Ore tonnes mined were 3.1 million tonnes, or 3% lower than the prior year period, due to a slightly higher strip ratio of 2.8:1 as mining activities progressed in pushback areas. The average grade mined was 0.86 g/t in the second quarter 2026, a decrease of 9% over the prior year period, in line with expectations as mining was focused on opening up a new bench for the second half of the year.
- Mill throughput in the second quarter 2026 totaled 2.9 million tonnes, substantially in line with the prior year period. Throughput was being managed early in the quarter prior to the conveyor belt replacement in late May. Following the new belt installation, plant capacity was ramped up to nameplate, with over 1.0 million tonnes processed in June. Head grades averaged 1.12 g/t, in line with the prior year period, at average recoveries of 93%. The reconciliation between the reserve models, grade control models, mill feed and production continue to be well within expected tolerances.

The Company discontinued the use of external contractor crushing by the end of June 2026. This supplemental crushing had originally been contracted in 2025 to support operational targets due to constraints in the crushing circuit which were addressed through the installation of a second cone crusher at the beginning of the year. Processing cost improvements were realized in June as contracted crushing was reduced, with average processing costs in June of $17.72 per tonne, down from an average of $22.50 per tonne over the prior three quarters. Additional operational benefits from the debottlenecked crushing circuit have been realized downstream with improved wear rates on the high pressure grinding rolls (HPGR) rollers with better sized material now feeding the HPGR. A longer HPGR lifespan is expected to translate into reduced maintenance costs and improved crushing circuit availability. Improvements to mining unit costs are expected to be realized in the coming quarters as the mining fleet previously required to support the external contractor crushing is redeployed on mining activities.

Financial Performance (70% basis) – Q2 2026 Compared to Q2 2025

Production costs of $82.8 million during the three months ended June 30, 2026, were $14.8 million or 22% higher than the same prior year period primarily from higher use of external contractor crushing services, contractor costs to support the conveyor repairs and scheduled maintenance described above, higher mine maintenance as the mining fleet commenced the first series of rebuilds, as well as increased diesel prices resulting from the conflict in the Middle East and higher electricity prices.

- While mining and milling costs remained elevated in the second quarter 2026, the Company continues to execute its plans to reduce mining and milling costs towards 2026 year-end targets of $4/t and $15/t respectively and realize further reductions in 2027 onwards.
- Mining costs averaged $4.49 per tonne mined during the three months ended June 30, 2026. Mining costs were impacted by higher diesel costs, increased cost of tires consumed, the continued operation of the external contractor crusher that increases rehandling and utilization of haul trucks, as well as increased maintenance efforts as the hauling fleet approaches mid-life. The impact from the contracted crushing is expected to reduce as the contractor was phased out by the end of June.
- Milling costs were $20.85 per tonne milled during the three months ended June 30, 2026. Unit costs remained higher in the second quarter due to the utilization of the external contractor crusher, the scheduled maintenance shutdowns and repair works described above, in addition to higher electricity prices. Unit cost improvements were realized in June, averaging $17.72 per tonne over the month, as external contractor crushing was phased out by the end of the month. Further milling cost improvements are expected through the second half of the year on increased volumes and maintenance cycle improvements.
- G&A costs were $8.36 per tonne milled during the three months ended June 30, 2026

Cost of sales, excluding depreciation, of $104.3 million was $20.4 million or 24% higher than the prior year period, primarily due to higher production costs and higher royalties. Cost of sales per ounce sold, excluding depreciation, of $1,562 was $340 or 28% higher due to higher cost of sales and lower sales volume.

Cash costs, excluding royalties, of $83.3 million were $14.9 million or 22% higher than the prior year period, primarily due to higher production costs. Cash cost per ounce sold, excluding royalties, of $1,245, was higher by $248 or 25%, due to higher cash costs and lower sales volume.

Royalties during the three months ended June 30, 2026, were $20.6 million or $309 per ounce (20% of cash costs), 36% higher compared to the prior year period due to higher gold prices.

Cash costs, including royalties, of $103.9 million were $20.3 million or 24% higher than the prior year period, primarily due to higher production costs and royalties. Cash cost per ounce sold of $1,554 was higher by $335 or 27% due to higher cash costs and lower sales volume.

AISC per ounce sold of $2,082 was higher by $471 or 29%, primarily due to higher cash costs per ounce sold and higher capital expenditure.

Capital expenditures totaled $54.6 million ($77.9 million | 100%) in the second quarter 2026. Sustaining capital expenditures totaled $36.6 million ($52.2 million | 100%), including $16.0 million of mobile equipment and critical spares, $10.4 million of tailings infrastructure and related earthworks, $8.5 million of capital projects related to operational improvements and ramp-up, and $1.7 million of capital waste stripping. Expansion capital of $18.0 million ($25.7 million | 100%) included $14.1 million capital waste stripping for the Phase 2 pit expansion along the periphery of the current pit and $3.9 million of related infrastructure improvements.

Mine-site free cash flow, on an attributable basis, was $150.3 million ($214.7 million | 100%) for the three months ended June 30, 2026, with revenues of $293.2 million from gold sales of 66,900 ounces at the realized gold price of $4,379 per ounce, resulting in operating cash flows of $204.0 million ($291.4 million | 100%) offset by capital expenditures totaling $53.7 million ($76.7 million | 100%).

<u>2026 Outlook</u>

Côté Gold attributable production in 2026 is expected to be in the range of 270,000 to 310,000 ounces (390,000 to 440,000 ounces | 100%). The focus in 2026 is on stabilization, optimization, improving the cost structure, and preparing for the contemplated expansion of Côte. Short to medium term capital investment is planned to improve the operating efficiency and cost structure while also systematically investing to derisk future expansions.

Mining activities in 2026 are planning a total of approximately 48 million tonnes of material mined, which includes the pushback to open up the pit to improve mine efficiency and prepare for the contemplated expansion. Mining rates are expected to increase in the second half of the year as the mining fleet supporting the external contractor crusher becomes available and with the commissioning of three new haul trucks. Mill throughput is expected to total approximately 12 million tonnes, with the plant averaging 36,000 tpd (nameplate) over the course of the year. Plant head grades are expected to average between 1.05 g/t and 1.15 g/t. Gold production is expected to be higher in the second half of the year based on increased throughput following the first quarter and higher grades in the second half of the year.

Cash costs, excluding royalties, at Côté Gold are expected to be near the top end of the guidance range of $900 to $1,050 per ounce sold. Cash costs are expected to improve in the second half on increased volumes, higher production and improved unit costs. Côté Gold relies on diesel to operate the haul trucks, while the shovels and processing plant are connected to the grid. The cost estimates for 2026 used an oil price assumption of $65 per barrel for WTI. It is estimated that a $10 increase in the price of oil per barrel would approximately equate to a $7 per ounce increase in costs, exclusive of broader indirect inflationary pressures on input costs and the supply chain. AISC, excluding royalties, are expected to be at the top end of the guidance range of $1,475 to $1,625 per ounce sold. See "Outlook" for guidance and sensitivities on royalties.

Sustaining capital expenditures guidance for Côté Gold is approximately $160 million ±5% ($230 million | 100%) that includes $50 million ($70 million | 100%) of non-recurring capital to improve the operating efficiency and the long-term operating cost structure.

Expansion capital of $85 million ±5% ($120 million | 100%) mainly relates to the planned strategic pit pushback that will provide both operational flexibility in the near term and optionality for an expansion of operations, including the acceleration of certain activities that could provide near-term increases in throughput capacity, including an additional Vertimill in early 2027.

Expansion Opportunities

The Company is planning to announce an updated Côté Gold mine plan and Mineral Reserve estimate in the fourth quarter of 2026, which will be included in a subsequent Technical Report shortly thereafter. The study will incorporate the recently consolidated Côté and Gosselin Mineral Resources and operating assumptions based on production experience to date.

The updated mine plan is expected to demonstrate a significant expansion of Mineral Reserves and life of mine, while outlining near-term opportunities to progressively increase processing capacity beyond the current nameplate, through further debottlenecking and targeted plant improvements, to support sustained processing rates of approximately 40,000 tpd. In parallel, the Company is continuing to evaluate opportunities for a larger-scale expansion of the processing plant, supported by the size and quality of the consolidated Côté-Gosselin resource base and the potential to support a substantially larger operation over the long term. Technical, infrastructure and permitting studies are ongoing to determine the optimal scale, configuration and development path to maximize the long-term value of the operation.

Exploration

On June 1, 2026, the Company announced an updated Mineral Resource estimate for the Côté Gold Mine that reflects the integration of the Côté and Gosselin zones into a consolidated block model with updated economic assumptions, ahead of the upcoming Côté updated mine plan and technical report discussed above.

This updated estimate is with an effective date of March 31, 2026, and highlights include:

- Côté Gold Measured and Indicated ("M&I") Mineral Resources (100% basis) on a consolidated basis of 20.3 million ounces of gold, an increase of approximately 2.2 million ounces, or 12%, compared with the December 31, 2025, statement.
- Côté Gold Inferred Mineral Resources (100% basis) on a consolidated basis of 3.5 million ounces of gold, an increase of approximately 1.3 million ounces, or 61%, compared with the December 31, 2025, statement.

The exploration program at Côté Gold is ongoing with a focus on the Côté, Gosselin and saddle area. The 2026 Gosselin zone exploration program includes approximately 10,000 metres of diamond drilling to test the north and north-east extensions of the Gosselin zone. Approximately 4,400 metres were drilled YTD with none completed in the second quarter and drilling will resume in the third quarter using the most recent drilling results obtained.

An infill drilling program of 20,000 metres is ongoing on the Côté zone. Approximately 6,200 metres of surface diamond drilling were completed in the second quarter 2026 (10,400 metres YTD including approximately 1,200 metres of geological drilling completed in the first quarter). The infill drilling program was planned to improve resource confidence within the northeastern extension of the Côté deposit and convert Inferred Resources into the Indicated Resources category.

Westwood Complex (IAMGOLD interest – 100%) | Quebec, Canada

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Key Operating Statistics				
Underground lateral development (metres)	1,239	981	2,392	2,128
Ore mined (000s t) – underground	104	98	210	187
Ore mined (000s t) – open pit	109	315	169	507
Ore mined (000s t) – total	213	413	379	694
Grade mined (g/t) – underground	8.34	7.25	9.09	6.80
Grade mined (g/t) – open pit	0.86	1.11	0.85	1.18
Grade mined (g/t) – total	4.50	2.57	5.41	2.70
Ore milled (000s t)	287	323	590	605
Head grade (g/t) – underground	8.40	7.38	9.10	6.86
Head grade (g/t) – open pit	0.90	1.16	1.00	1.26
Head grade (g/t) – total	3.75	3.07	3.90	2.99
Recovery (%)	94	92	93	92
Gold production (000s oz)	32.4	29.4	68.6	53.3
Gold sales (000s oz)	29.2	28.6	66.7	55.8
Average realized gold price[1] ($/oz)	$ 4,412	$ 3,323	$ 4,683	$ 3,123
Financial Results ($ millions)				
Revenues	$ 129.6	$ 95.4	$ 313.9	$ 175.2
Cost of sales[2]	47.5	45.1	96.0	87.2
Production costs	54.0	46.4	101.5	87.4
(Increase)/decrease in finished goods	(6.5)	(1.3)	(5.5)	(0.2)
Cash costs[1]	47.0	44.6	94.6	86.2
Sustaining capital expenditures[1]	16.7	16.0	33.3	31.1
Expansion capital expenditures[1]	3.6	—	6.7	—
Total sustaining and expansion capital expenditures[1]	20.3	16.0	40.0	31.1
Earnings from operations	68.0	35.0	185.3	56.1
Mine-site free cash flow[1]	56.5	36.6	166.5	53.2
Unit costs per tonne[1]				
Underground mining cost per tonne mined	$ 313.99	$ 302.08	$ 300.48	$ 289.11
Open pit mining cost per operating tonne mined	$ 11.86	$ 6.80	$ 10.30	$ 7.02
Milling cost per tonne milled	$ 37.02	$ 25.46	$ 32.13	$ 24.43
G&A cost per tonne milled	$ 16.83	$ 13.98	$ 18.40	$ 18.04
Operating costs per ounce[3]				
Cost of sales excluding depreciation ($/oz sold)	$ 1,624	$ 1,577	$ 1,440	$ 1,562
Cash costs[1] – excluding royalties ($/oz sold)	$ 1,606	$ 1,562	$ 1,417	$ 1,545
Cash costs[1] ($/oz sold)	$ 1,606	$ 1,562	$ 1,417	$ 1,545
AISC[1] ($/oz sold)	$ 2,163	$ 2,140	$ 1,921	$ 2,132

1. This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2. Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
3. Cost of sales, cash costs excluding royalties, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Westwood gold production in the second quarter 2026 was 32,400 ounces, higher by 3,000 ounces or 10% compared with the same prior year period.

- Underground mining activity in the second quarter 2026 of 104,000 tonnes of ore was higher by 6,000 tonnes or 6% than the same prior year period, due to improved stope mucking procedures and hoisting performance. The grade of 8.34 g/t Au was higher than the prior period mainly due to mine sequencing.
- Open pit mining activity in the second quarter 2026 of 109,000 tonnes of ore was lower by 206,000 tonnes than the same prior year period primarily due to a focus on waste stripping activities as part of the mining sequence to open up access to ore and a transition to a new contract miner during the quarter.
- Mill throughput in the second quarter 2026 was 287,000 tonnes, 36,000 tonnes lower than the prior year period due to a planned mill shutdown early in the second quarter 2026. The average grade of 3.75 g/t was 22% higher than the same prior year period due to higher grade and volume processed from the underground mine.
- The mill achieved recoveries of 94% in the second quarter 2026, 2% higher than the same prior year period.

Financial Performance – Q2 2026 Compared to Q2 2025

Production costs of $54.0 million were higher by $7.6 million or 16% than the same prior year period, primarily due to increased extraction activities in the underground mine, the transition to a new contract miner at the Grand Duc satellite pit, and increased milling costs. Underground mining costs per tonne mined were $313.99, higher by $11.91 per tonne or 4% than the same prior year period, resulting from increased labour costs and higher maintenance activities. Milling costs of $37.02 per tonne were slightly higher due to increased rental cost for the portable crushing unit supporting the supplemental Grand Duc ore feed and a mill shutdown occurring in the second quarter relative to the first quarter in the prior year.

Cost of sales, excluding depreciation, of $47.5 million was higher by $2.4 million or 5% compared to the same prior year period due to higher production costs, partially offset by an increase in gold in circuit. Cost of sales per ounce sold, excluding depreciation, of $1,624 was higher by $47 or 3%, due to higher production costs, partially offset by an increase in gold in circuit.

Cash costs of $47.0 million were higher by $2.4 million or 5% compared to the prior year period due to higher production costs. Cash costs per ounce sold of $1,606 were higher by $44 per ounce or 3%, due to higher production costs, partially offset by an increase in gold in circuit.

AISC per ounce sold of $2,163 was higher by $23 per ounce or 1%, primarily due to higher cash costs per ounce, partially offset by lower sustaining capital spend and an increase in gold in circuit.

Sustaining capital expenditures of $16.7 million included mill and mobile equipment of $8.0 million and underground development and rehabilitation of $6.5 million, capitalized stripping at Grand Duc of $0.4 million, and other sustaining capital projects of $1.8 million. During the quarter a work program progressed on the adjacent Eastwood deposit, with $3.6 million incurred in the period, to support the study of options to expand the mine in the eastern parts of Westwood underground that could be amenable to bulk mining and resulted increase in underground throughput.

Mine-site free cash flow was $56.5 million for the three months ended June 30, 2026, based on revenues of $129.6 million from gold sales of 29,200 ounces at a realized gold price of $4,412 per ounce, generating operating cash flows of $75.9 million offset by capital expenditures totaling $19.4 million.

2026 Outlook

Westwood production is expected to be in the range of 110,000 to 130,000 ounces in 2026. Underground mining is planned for between 900 to 1,000 tonnes per day, and the Grand Duc open pit life was extended into 2027 based on the improved economics in the current gold price environment. Mill throughput is expected to total 1.2 million tonnes in 2026 with blended head grades expected to average 3.5 g/t over the course of the year.

Cash costs at Westwood are expected to be in the range of $1,500 to $1,650 per ounce sold and AISC in the range of $1,950 to $2,100 per ounce sold.

Sustaining capital expenditures guidance is $55 million (±5%), primarily consisting of underground development in support of the mine plan, the continued renewal of the mobile fleet and fixed equipment, and certain asset integrity projects at the Westwood mill. Expansion capital of $30 million is primarily associated with development works to support the study of options to expand the mine in the eastern parts of Westwood underground that could be amenable to bulk mining. Additional extensions to the Grand Duc pit will also be investigated this year.

Expansion Opportunities

The Company plans to publish an updated technical report for Westwood in the second half of 2027 which is expected to highlight the potential for bulk mining in the eastern zone at depth in Westwood. This approach could potentially support higher overall underground throughput which conceptually would allow for increased gold production at improved mining costs. Increasing the proportion of underground ore processed through the plant would also help offset the expected decline in open-pit feed once the low-grade Grand Duc open pit is depleted.

Essakane Mine (IAMGOLD interest – 85% for YTD 2026, 90% for YTD 2025) | Burkina Faso

	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Key Operating Statistics[1]				
Ore mined (000s t)	2,470	2,168	4,701	4,615
Grade mined (g/t)	1.01	1.06	1.05	1.14
Operating waste mined (000s t)	3,534	6,419	5,519	12,086
Capital waste mined (000s t)	5,967	2,154	13,693	4,901
Total material mined (000s t)	11,971	10,741	23,913	21,602
Strip ratio[2]	3.8	4.0	4.1	3.7
Ore milled (000s t)	3,236	3,113	6,377	6,225
Head grade (g/t)	1.13	0.93	1.19	1.01
Recovery (%)	88	91	89	90
Gold production (000s oz) – 100%	104.0	86.1	215.9	180.7
Gold production (000s oz) – attributable	88.4	76.6	183.5	162.6
Gold sales (000s oz) – 100%	99.0	85.1	217.9	180.5
Average realized gold price[3] ($/oz)	$ 4,379	$ 3,284	$ 4,641	$ 3,080
Financial Results[1] ($ millions)				
Revenues	$ 434.1	$ 279.6	$ 1,012.8	$ 556.5
Cost of sales[4]	171.4	158.1	372.1	307.0
Production costs	127.6	139.7	253.7	264.6
(Increase)/decrease in finished goods	(6.7)	(6.3)	(3.0)	(4.5)
Royalties[5]	50.5	24.7	121.4	46.9
Cash costs[3]	170.6	157.8	370.4	306.4
Sustaining capital expenditures[3]	43.0	35.0	96.2	62.9
Expansion capital expenditures[3]	0.4	2.3	1.0	4.5
Total sustaining and expansion capital expenditures[3]	43.4	37.3	97.2	67.4
Earnings from operations	206.5	81.6	525.1	176.4
Mine-site free cash flow[3]	162.1	10.0	464.8	75.4
Unit costs per tonne[3]				
Open pit mining cost per operating tonne mined	$ 4.79	$ 6.02	$ 4.76	$ 5.80
Milling cost per tonne milled	$ 18.88	$ 20.12	$ 19.66	$ 18.84
G&A cost per tonne milled	$ 10.47	$ 8.46	$ 10.43	$ 8.93
Operating costs per ounce[6]				
Cost of sales excluding depreciation ($/oz sold)	$ 1,730	$ 1,858	$ 1,707	$ 1,700
Cash costs[3] – excluding royalties ($/oz sold)	$ 1,214	$ 1,565	$ 1,143	$ 1,437
Cash costs[3] ($/oz sold)	$ 1,724	$ 1,855	$ 1,700	$ 1,697
AISC[3] – excluding royalties ($/oz sold)	$ 1,691	$ 1,934	$ 1,602	$ 1,764
AISC[3] – including royalties ($/oz sold)	$ 2,201	$ 2,224	$ 2,159	$ 2,024

1. 100% basis, unless otherwise stated.
2. Strip ratio is calculated as waste mined divided by ore mined.
3. This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
4. Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
5. Includes contributions made by the Essakane mine to the development fund for local communities, equating to 1% of total revenues.
6. Cost of sales, cash costs excluding royalties, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Essakane attributable gold production in the second quarter 2026 was 88,400 ounces (104,000 ounces | 100%), an increase of 11,800 ounces or 15% from the prior year:

- Mining in the second quarter 2026 totaled 12.0 million tonnes, higher by 1.2 million tonnes or 11% compared to the same prior year period. Ore mined totaled 2.5 million tonnes in the quarter at an average grade of 1.01 g/t, an increase of 14% and a decrease of 5%, respectively over the same year prior period. The Company is seeing continued positive reconciliation from the lower benches of Phase 7, in line with results from the lower section of prior phases where positive reconciliation offset negative reconciliation from the upper benches. Capital waste mined increased from the prior period as mining progressed to open up the Lao pit as per the mine plan.
- Mill throughput in the second quarter 2026 was 3.2 million tonnes at an average head grade of 1.13 g/t, 4% higher and 22% higher than the same prior year period, respectively.
- The mill achieved recoveries of 88% in the second quarter 2026, slightly lower than the same prior year period, due to ore complexity from deeper benches of Phase 7 which include higher concentrations of graphitic carbon and sulfur.

The security situation in Burkina Faso continues to be a focus for the Company. Security-related incidents are still occurring in the country, and more broadly, the West African region, which has put pressure on supply chains. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and activity levels at the site in response to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies, and inventory to the mine. See “Risks and Uncertainties”.

In June 2026, Essakane declared a dividend of approximately $500 million representing the full distribution of its 2025 earnings. IAMGOLD’s 85% portion of the dividend, net of taxes, is approximately $400 million. As at June 30, 2026, the entire $680.7 million of IAMGOLD’s portion of the dividend declared in 2025 has been successfully repatriated, including interest payments of $14.4 million. See “Financial Condition - Dividend Payments from Essakane”.

On April 7, 2025, the Government of Burkina Faso enacted an update to the royalty decree increasing the minimum royalty rate applicable to gold prices above $3,000/oz to 8%, with the rate increasing by an additional 1% for each $500/oz thereafter. The previous rate was 7% on all gold sold at or above $2,000/oz. The average royalty rate was 12% in the second quarter 2026 compared to 9% in the same prior year period, in addition to the contributions to the development fund for local communities equating to 1% of total revenues.

Financial Performance – Q2 2026 Compared to Q2 2025

Production costs of $127.6 million were lower by $12.1 million or 9%, due to a decrease in mining costs, a higher proportion of capitalized waste in the period, offset by an increase in the funding of community development programs in the local communities. Mining costs were lower due to free digging of the initial saprolite benches of the Lao pit resulting in reduced explosives consumption and reduced energy consumption, partially offset by increased drilling activity during the quarter. Milling costs were lower as liner replacement occurred during the first quarter of 2026, compared to the second quarter in the prior year. USD equivalent labour, contractor and facility costs increased compared to the same prior year period due to the appreciation of the local XOF currency, which is pegged to the Euro.

Cost of sales, excluding depreciation, of $171.4 million was higher by $13.3 million or 8%, primarily due to a 104% increase in royalties, partially offset by lower production costs. Cost of sales per ounce sold, excluding depreciation, of $1,730 was lower by $128 per ounce or 7% due to higher royalties offset by lower production costs and higher production and sales volumes.

Royalties were $50.5 million or $510 per ounce (30% of cash costs), an increase of $220 per ounce compared to the prior year period resulting from higher gold prices under the new royalty decree.

Cash costs, excluding royalties, of $120.1 million were lower by $13.0 million or 10%, primarily due to lower production costs. Cash costs per ounce sold, excluding royalties, of $1,214 per ounce were lower by $351 per ounce or 22%, primarily due to higher production and sales volumes and lower production costs.

Cash costs, including royalties, of $170.6 million were higher by $12.8 million or 8% mainly due to higher royalties, partially offset by lower production costs, and total cash costs per ounce sold, including royalties, of $1,724 per ounce were lower by $131 or 7%, primarily due to higher production and sales volumes and lower production costs, partially offset by higher royalties.

AISC per ounce sold of $2,201 was lower by $23 per ounce or 1% due to lower cash costs and higher production and sales volumes, partially offset by higher royalties compared to the prior period, combined with higher sustaining capital expenditures.

Total capitalized stripping of $28.7 million was higher by $15.7 million or 121%, due to the initial pushbacks of a pit expansion in the adjacent Lao pit, resulting in higher overall waste tonnes mined in the period decreasing the proportion of waste tonnes classified as operating waste consistent with the 2026 mine plan.

Sustaining capital expenditures, excluding capitalized stripping, of $14.3 million included capital spares of $4.4 million, mobile and mill equipment of $4.3 million, resource development of $2.1 million, tailings management of $1.5 million, generator overhaul of $0.1 million and other sustaining projects of $1.9 million.

Mine-site free cash flow, on a 100% basis, was $162.1 million for the three months ended June 30, 2026, with revenues of $434.1 million resulting from gold sales of 99,000 ounces at a realized gold price of $4,379 per ounce, producing operating cash flows of $208.2 million, inclusive of a $60.0 million tax payment, offset by capital expenditures totaling $46.1 million.

<u>2026 Outlook</u>

Essakane attributable production is expected to be in the range of 340,000 to 380,000 ounces (400,000 to 440,000 ounces | 100%). Mining activities will predominantly target Phase 7 of the Essakane Main Zone and the adjacent Lao pit, with an estimated target of 43 to 46 million tonnes of material mined at a strip ratio between 3:1 to 4:1 with increased volumes of waste mining at the Lao pit. Mill throughput is expected to total near 13 million tonnes with head grades averaging 1.10 g/t Au.

Cash costs, excluding royalties, are expected to be in the range of $1,150 to $1,300 per ounce sold. AISC, excluding royalties, are expected at the top end of the guidance range of $1,550 to $1,700 per ounce sold. Costs at Essakane are impacted by the Burkinabe royalty structure described above which are uncapped and linked to gold prices. See “Outlook” for guidance and sensitivities on royalties.

Essakane mainly relies on diesel and heavy fuel oil to power the processing plant and operate the mining fleet. The cost estimates for 2026 used an oil price assumption of $65 per barrel for Brent. Fuel cost and supply have not been impacted by the conflict in the Middle East up to date, though risks to price and supply have increased. Based on the usage between milling and mining, it is estimated that a $10 increase in the price of oil per barrel would approximately equate to a $20 per ounce increase in cash costs and all-in sustaining cost, respectively, exclusive of broader indirect inflationary pressures on input costs and the supply chain. The Company is actively monitoring the situation and implementing measures that are within its control.

Sustaining capital expenditures guidance is approximately $165 million (±5%), including approximately $90 million of capitalized waste stripping to progress Phase 6 and into the Lao pit, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane, and the annual tailings dam program. The capitalized waste stripping is higher than estimated in the December 2023 technical report due to inclusion of the Lao pit and extension of estimated mine life into 2029.

Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage supply continuity, while also investing in additional infrastructure and supply inventory levels designed to secure operational continuity. See “Risks and Uncertainties.”

Mine Life Extension Opportunities

The Company plans to issue an updated technical report in the first half of 2027. The report is expected to illustrate the potential extension of Essakane's mine life up to 2035 with additional phases in the Essakane pit and adjacent open pits.

PROJECTS

Nelligan Mining Complex | Quebec, Canada

On December 19, 2025, and December 22, 2025, the Company acquired all of the issued and outstanding shares of each of Northern Superior and Orbec, respectively, by way of court-approved plan of arrangement for consideration of approximately $329.0 million and $14.2 million, respectively, in shares of the Company and cash. The Northern Superior acquisition consolidated the Philibert, Chevrier, Lac Surprise, and Croteau projects with Orbec's early-stage Muus project, and IAMGOLD's Nelligan, Monster Lake and Anik projects.

The combined assets, together the "Nelligan Mining Complex", consolidates the Chibougamau region with a dominant land position of approximately 134,000 hectares. The Nelligan Mining Complex is now positioned as one of the largest pre-production gold camps in Canada. The close proximity of the primary deposits to each other supports the conceptual vision of a central processing facility being fed from multiple ore sources within a 17-kilometre radius.

On February 17, 2026, the Company announced its updated Mineral Resources for the Nelligan Mining Complex. On a consolidated basis, the Nelligan Mining Complex reported a significant increase in Indicated and Inferred Mineral Resources. Indicated Resources increased 1.1 million ounces to a total of 4.3 million ounces at an average grade of 0.99 g/t Au. Inferred ounces increased 1.9 million ounces to a total of 7.5 million ounces at an average grade of 1.08 g/t Au.

The Company plans to issue an inaugural technical report for the Nelligan Mining Complex in mid-2027.

IAMGOLD has budgeted approximately $24 million for exploration activities within the Nelligan Mining Complex for 2026. The goal of the program will be to conduct thorough testing of Philibert, expand Nelligan and continue to test Monster Lake at depth, all in support of a conceptual preliminary economic assessment in 2027. The Company is planning to test high-priority targets within the region.

In January 2026, the Company exercised the option to acquire the remaining 25% interest in the Philibert property held by SOQUEM for the payment totaling C$3.5 million, completing the consolidation of 100% of the Philibert property.

Nelligan

The Company holds a 100% interest in Nelligan located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.

On February 17, 2026, the Company announced its updated Mineral Resources for Nelligan of 3.7 million Indicated gold ounces in 122.0 million tonnes ("Mt") at 0.95 grams per tonne gold ("g/t Au"), and 4.6 million Inferred ounces (151.0 Mt at 0.96 g/t Au). This represents an 18% increase in Indicated ounces, or 575,000 ounces at the same grade; as well as it represents a 10% decrease in Inferred ounces, or 514,000 ounces, at the same grade. This result is due in part to the infill program conducted last year to increase the confidence in ounces from Inferred Mineral Resources. Mineralization remains open along strike and at depth as demonstrated by encouraging results obtained from the depth exploration program conducted in 2025 (see news release dated September 15, 2025).

A diamond drilling program of 18,000 metres of expansion and delineation drilling is planned for 2026, of which approximately 5,700 metres were completed in the second quarter (15,100 metres YTD). This program will be expanded to a total of 24,000 metres for year 2026.

Monster Lake

The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of Nelligan in the Chapais Chibougamau area in Québec.

On February 17, 2026, the Company announced its updated Mineral Resources for Monster Lake of 243,000 tonnes of Indicated Mineral Resources averaging 13.0 g/t Au for 102,000 ounces of gold, and 1,046,000 tonnes of Inferred Mineral Resources averaging 14.8 g/t Au for 499,000 ounces of gold. A slight increase in Indicated ounces and Inferred ounces is noted.

A diamond drilling program of 15,000 metres is planned in 2026 to increase confidence in the existing resource and test at depth the Megane zone following positive results obtained from the 2025 drilling. The depth extension requires further drilling to add to the current resource (see news release dated September 15, 2025). Approximately 3,800 metres were completed in the second quarter (11,100 metres YTD).

Philibert

Following the acquisition of the remaining 25% interest in the Philibert property held by SOQUEM during the quarter, the Company holds a 100% interest in the Philibert Project which is located approximately 10 kilometres north-east of Nelligan in the Chapais Chibougamau area in Québec.

A diamond drilling program of a minimum of 20,000 metres is planned and may be increased to 30,000 metres depending on ground conditions during the summer season. The drilling program aims primarily to convert a significant portion of the Inferred Resource to the Indicated Resource category, and where possible, exploration drilling could test other prospective targets on the project area. Approximately 5,300 metres were completed in the second quarter (19,300 metres YTD).

Anik

The Anik Gold Project is owned at 75% by IAMGOLD after the Company elected to exercise its first option to acquire an undivided interest of 75% in the project in May 2025 pursuant to an option agreement signed on May 20, 2020, with Auriginal Mining, successor to Kintavar Exploration Inc. The project is contiguous with the Nelligan Gold project to the north and east. The Company holds an option to earn up to 80% interest in the project by meeting certain commitments.

A 1,600 metres diamond drilling program was planned in 2026 for testing different targets in the eastern continuation of the Nelligan Deformation Zone. The program was completed in the first quarter 2026, and results are pending (see Auriginal Mining news release dated January 26, 2026).

Exploration

In the second quarter 2026, drilling activities on active projects and mine sites totaled approximately 44,000 metres (105,000 metres YTD). For additional information regarding the brownfield and greenfield exploration projects, see "Operations". The Company's exploration expenditures guidance for 2026 is $54 million.

($ millions)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Exploration projects – greenfield	$ 12.8	$ 6.1	$ 24.1	$ 11.8
Exploration projects – brownfield[1]	2.0	4.5	4.8	7.0
Total – all operations	$ 14.8	$ 10.6	$ 28.9	$ 18.8

1. Exploration projects – brownfield for the second quarter 2026 included near-mine exploration and resource development of $1.5 million (second quarter 2025 - $3.5 million), and $3.8 million for YTD 2026 (YTD 2025 - $6.0 million), which are capitalized.

FINANCIAL REVIEW

Liquidity and Capital Resources

The Company's capital allocation strategy is to maximize value through the allocation of internally generated cashflows to support its operations, fund growth opportunities, return capital to its shareholders, and strengthen its balance sheet.

As at June 30, 2026, the Company had $501.4 million in cash and cash equivalents and net debt of $42.6 million. The Company has $nil drawn on the Credit Facility and approximately $845.7 million remains available, resulting in liquidity at June 30, 2026, of approximately $1,348.1 million.

Within cash and cash equivalents,

- $68.3 million (70% basis) was held by the Côté Gold UJV. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.
- $171.0 million was held by Essakane in Burkina Faso.

Restricted cash totaled $69.0 million and relates to deposits required for environmental closure costs obligations related to Essakane and Westwood.

The Company's liquidity position and capital allocation decisions will ultimately be determined by the performance of the Company's operations, the price of gold, inflation expectations, currency exchange rates and the Company's ability to successfully repatriate excess cash from Burkina Faso.

The Company's liquidity position, comprised of cash and cash equivalents, short-term investments, and availability under the Credit Facility, together with expected cash flows from operations, is expected to be sufficient to support the Company's normal operating requirements, capital commitments, and service the debt obligations as they become due. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2025 Annual Information Form, which is available on SEDAR+ at www.sedarplus.ca and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of this news release.

Dividend Payments from Essakane

Excess cash at Essakane is repatriated through dividend and shareholder account payments, of which the Company will receive its share based on its ownership, net of withholding taxes. The shareholder account structure functions like an inter-company loan and allows for the Company's portion of the dividend to be repaid using cash in excess of working capital requirements and aligns the interests of both IAMGOLD and the Government of Burkina Faso, including a preference for increased and/or more regular cash flow movements from Essakane.

Essakane declared a record dividend of approximately $855 million in June 2025, which represented the full distribution of past undistributed retained earnings up to and including 2024. IAMGOLD's 85% portion of the dividend, net of taxes, was approximately $680.7 million and had been fully repatriated as at June 30, 2026. $197.1 million was received in the second quarter 2026 and $409.8 million was received as of June 30, 2026. During the second quarter 2026, IAMGOLD received $1.9 million of interest related to the outstanding shareholder account, $6.2 million YTD and $14.4 million since conversion of IAMGOLD's dividend into a shareholder account.

In June 2026, Essakane declared its 2025 dividend of approximately $500 million. The Government of Burkina Faso received its portion of the dividend totaling $74.0 million in June 2026. IAMGOLD's 85% portion of the dividend, net of taxes, is approximately $400 million. The Company received $44 million subsequent to quarter end as a dividend installment and expects to receive a further $45 million in August. The remaining balance will be repatriated through a combination of dividend installments and the shareholder account structure, as needed. The payments will be funded using cash generated in excess of working capital requirements.

Share Buyback Program

During the second quarter 2026, the Company repurchased and cancelled approximately 8.6 million shares for approximately $147.9 million at an average price of $17.24 per share through its share buyback program under a normal course issuer bid ("NCIB") that was approved by the Company's Board of Directors and the TSX. Year to date, the Company repurchased and cancelled approximately 21.5 million shares for approximately $407.9 million at an average price of $19.00 per share. Subsequent to quarter end and up to August 5, 2026, the Company has purchased an additional 3.5 million shares for $52.5 million. Total repurchases since inception in December 2025 up to August 5, 2026, are approximately 27.9 million shares for approximately $510.4 million at an average price of $18.28 per share.

The NCIB allows for the purchase of up to 57 million of its common shares over a twelve-month period, representing approximately 9.92% of IAMGOLD's public float as at November 30, 2025, through the facilities of the TSX, the NYSE, or any other eligible Canadian alternative trading system on which the common shares are listed. All common shares purchased under the NCIB will be either cancelled or placed under trust to satisfy future obligations under the Company's share incentive plan. This initiative reflects management's confidence in the Company's long-term value and its commitment to disciplined capital allocation. The program is expected to continue to be funded from operating cash flows.

The Company has established an automatic share purchase plan in connection with its NCIB to facilitate the purchase of common shares during times when IAMGOLD would ordinarily not be permitted to purchase common shares due to regulatory restrictions or self-imposed black-out periods. Before entering a black-out period, IAMGOLD may, but is not required to, instruct the broker to make purchases under the NCIB based on parameters set by IAMGOLD in accordance with the automatic share purchase plan, applicable securities laws and stock exchange rules. The actual number of common shares that may be purchased, if any, and the timing of such purchases, will be determined by the Company based on a number of factors, including the Company's financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The following table summarizes the carrying value of the Company's long-term debt:

($ millions)[1]	June 30 2026	December 31 2025
Credit Facility	$ —	$ 200.0
5.75% senior notes ($450 million principal outstanding)	449.1	448.8
Equipment loans	0.2	1.0
	$ 449.3	$ 649.8

1. Long-term debt does not include leases in place of $90.5 million as at June 30, 2026 (December 31, 2025 - $112.0 million).

Credit Facility

The Company has a $850 million secured revolving Credit Facility, which was originally entered into in December 2017 and subsequently increased and extended. The Credit Facility matures on June 17, 2030, and supports the Company's requirements for a senior revolving facility for its overall business.

On June 17, 2026, the Company announced the strengthening of its financial position by amending its revolving Credit Facility, increasing total capacity from $650 million to $850 million, and extending maturity to June 17, 2030. The facility also includes an additional $250 million accordion feature, offering further liquidity potential, and remains fully undrawn as of the date hereof.

Key terms have improved, with lower interest margins (1.875%–2.875% vs. 2.75%–3.75%), reduced standby fees, and more flexible covenant limits, including an increase of the net debt to EBITDA ratio to 4.0x from 3.5x.

Overall, the amendments reduce borrowing costs, enhance financial flexibility, and expand liquidity, positioning the Company to better support capital allocation and growth initiatives while reflecting a stronger balance sheet.

As at June 30, 2026, the Credit Facility was undrawn and the Company issued letters of credit under the Credit Facility in the amount of $3.9 million as a supplier payment guarantee and $0.4 million as guarantees for certain environmental indemnities to government agencies, with $845.7 million remaining available under the Credit Facility.

The Credit Facility provides for an interest rate margin above the secured overnight financing rate (SOFR), banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total net debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including net debt to EBITDA, Interest Coverage and a minimum liquidity requirement from October 15, 2027, to October 15, 2028. The Company was in compliance with its Credit Facility covenants as at June 30, 2026.

5.75% Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. The redemption price for the Notes during the 12-month period beginning October 15, 2025, is 101.4% and October 15, 2026, and thereafter is 100%. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.

Term Loan

In May 2023, the Company entered into a $400 million Term Loan. The Term Loan had a 3% original issue discount, bearing interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum. The Company repaid the full facility in 2025. With the repayment completed, the Term Loan has been fully extinguished and is no longer in effect, including all associated covenants and obligations.

Leases

At June 30, 2026, the Company had lease obligations of $90.5 million at a weighted average borrowing rate of 7.25%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited for $125 million, which was subsequently amended to increase the facility to $175 million for the leasing of certain mobile equipment at Côté Gold. The final pieces of equipment were delivered during the first quarter 2025.

On April 10, 2026, the lease agreement was converted to an uncommitted facility.

Equipment loan

At June 30, 2026, the Company had an equipment loan with a carrying value of $0.2 million secured by certain mobile equipment, with an interest rate of 5.3% which matures in 2026. The equipment loan is carried at amortized cost on the consolidated balance sheet.

Gold prepay arrangements

In December 2023 and April 2024, the Company entered into gold sale prepay arrangements and amendments to certain pre-existing prepay arrangements. In H1 2025, the Company delivered 75,000 ounces in equal monthly instalments thereby extinguishing the delivery obligations gold into the prepay arrangements. In the settlement of these obligations, the Company received proceeds totaling $59.9 million in Q1 2025 and $59.4 million in Q2 2025, respectively.

Surety bonds and performance bonds

As at June 30, 2026, the Company had (i) C$276.9 million ($194.9 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to Westwood and Côté Gold and (ii) C$32.1 million ($22.6 million) of performance bonds in support of certain obligations primarily related to the construction of fish habitat at Côté Gold.

As at June 30, 2026, there is no collateral required to be in place for surety and performance bonds, and the balance of $217.5 million remains uncollateralized.

During the third quarter 2025, the Company increased the bonds required by C$16.9 million ($12.2 million). During the second quarter 2026, the Company increased the bonds required by C$2.1 million ($1.5 million) and will be required to increase bonds required further by C$17.0 million ($12.0 million) during the third quarter of 2026.

Income Statement

Revenues – Revenues were $856.9 million in the second quarter 2026 from sale of 195,100 ounces at an average realized gold price of $4,384 per ounce, higher by $276.0 million or 48% than the prior year period, due primarily to the $1,202 per ounce increase in the realized gold price and higher gold sales volume. The revenues in the second quarter of 2025 included 37,500 ounces delivered into the gold prepay arrangements at $2,722 per ounce.

Cost of sales – Cost of sales excluding depreciation was $323.2 million in the second quarter 2026, higher by $36.1 million or 13% than the prior year period, primarily due to higher royalties at Côté and Essakane due to the higher gold price, and increased production and sales and increased production costs at Côté and Westwood compared to the prior year period, partially offset by decreased production costs at Essakane.

Depreciation expense – Depreciation expense was $118.6 million in the second quarter 2026, higher by $23.6 million or 25% than the prior year period primarily due to the higher sales volume and amortization of deferred stripping assets at Côté and Essakane compared to the prior year period.

Exploration expense – Exploration expense was $7.8 million in the second quarter 2026, higher by $1.8 million or 30% than the prior year period due to increased exploration expenditures at the Nelligan Mining Complex and Côté Gold.

General and administrative expense – General and administrative expense was $21.8 million in the second quarter 2026, higher by $9.3 million or 74% than the prior year period, primarily due to $5.2 million in planned technology implementation and consulting fees, $1.7 million in increased share-based compensation, and $2.4 million higher labour and other administrative costs.

Income tax expense – Income tax expense was $109.3 million in the second quarter 2026, higher by $30.4 million or 39% than the prior year period. It is comprised of a current income tax expense of $74.2 million and a deferred income tax expense of $35.1 million, lower than the prior year period for current income tax expense by $1.3 million or 2% and higher for deferred income tax expense by $31.7 million or 932%, respectively. The current income tax expense in the second quarter of 2026 was lower primarily due to higher income in Essakane offset by lower withholding taxes from lower intercompany dividends. The deferred income tax expense in the second quarter of 2026 was higher primarily due to changes in the withholding tax on expected intercompany dividends and the non-recognition of tax assets.

Operating Activities

In the second quarter 2026, operating activities generated cash flow of $445.1 million, higher by $359.3 million compared to the same prior year period. Cash flow from operations increased significantly due to higher revenues driven by an increased realized gold price as compared to the prior year period. Cash flow provided by operations before working capital and taxes paid was $515.3 million in the second quarter, compared to $189.5 million in the prior year period.

Investing Activities

Net cash used in investing activities for the second quarter 2026 was $145.3 million, an increase of $80.5 million from the same prior year period. Capital expenditures of $115.6 million increased by $36.1 million compared to the prior year period, with proceeds from other investing activities decreasing by $44.4 million.

Financing Activities

Net cash used in financing activities for the second quarter 2026 was $340.4 million, an increase of $214.3 million from the same prior year period consistent with the Company's capital allocation strategy which included a $100.0 million repayment of the Credit Facility and share repurchases of $147.9 million.

CONFERENCE CALL

A conference call will be held on **Friday, August 7, 2026, at 8:30 a.m. (Eastern Time)** hosted by IAMGOLD senior management for a discussion on the Company's second quarter 2026 operating and financial results. Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

> Pre-register via: Chorus Call IAMGOLD Q2 2026 Registration ***(recommended)***. Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.
>
> Toll free (North America): **1 (844) 752-3518**
>
> International: **+1 (647) 846-8209**
>
> Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=qnpPqCfg

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within North America or +1 (412) 317-0088 from international locations and entering the passcode: 7277160.

For more information, refer to the Management Discussion and Analysis ("MD&A") and the unaudited consolidated Financial Statements for the three and six months ended June 30, 2026, that are available on the Company's website at www.iamgold.com and on SEDAR+ at www.sedarplus.ca. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine ("Côté" or "Côté Gold") is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. ("SMM"). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada.

IAMGOLD employs approximately 3,800 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG)

IAMGOLD Contact Information
Graeme Jennings, Vice President, Business Development & Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
info@iamgold.com

End Notes (excluding tables) This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 32 to 43 of the Company's Q2 2026 MD&A filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:

- Average realized gold price per ounce sold
- Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled
- Cash costs excluding royalties, cash costs, cash costs per ounce sold, all in sustaining cost excluding royalties, all in sustaining cost and all in sustaining cost per ounce sold
- Net earnings attributable to shareholders and adjusted net earnings attributable to shareholders
- Net cash from operating activities, before movements in working capital and non-current ore stockpiles
- Earnings before interest, income taxes, depreciation and amortization ("EBITDA")
- Mine-site free cash flow
- Sustaining and expansion capital expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant, and to provide investors a clearer view of the Company's financial performance based on the average realized proceeds from gold sales in the reporting period.

($ millions, except where noted)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Revenues	$ 856.9	$ 580.9	$ 1,887.0	$ 1,058.0
By-product credits and other revenues	(1.7)	(1.0)	(4.1)	(2.1)
Gold revenues	$ 855.2	$ 579.9	$ 1,882.9	$ 1,055.9
Sales (000s oz)	195.1	182.1	406.6	356.3
Average realized gold price per ounce[1,2,3] ($/oz)	$ 4,384	$ 3,182	$ 4,631	$ 2,961

1. Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2. Average realized gold price per ounce sold is calculated based on sales from the Company's Côté Gold mine at 70% and Westwood and Essakane mines at 100%.
3. Average realized gold price per ounce sold for the second quarter 2025 includes 37,500 ounces at $2,722 per ounce (75,000 ounces at $2,305 per ounce YTD) as delivered into the Q1 2024 and Q2 2024 Prepay Arrangements. No deliveries were required in H1 2026 as the delivery obligations were fulfilled in H1 2025. .

Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled

Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:

- Mining costs (as included in production costs), that exclude capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by
- the sum of the tonnage of ore and operating waste mined.

Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:

- Mill and general and administrative costs (as included in production costs), excluding selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by
- the tonnage of ore milled.

IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note, that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized

meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Côté Gold (100% basis)

($ millions, except where noted)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Production cost	$ 118.7	$ 97.1	$ 229.8	$ 177.8
Adjust for:				
Increase/decrease in stockpiles	0.8	4.3	12.5	15.3
Adj. operating cost	$ 119.5	$ 101.4	$ 242.3	$ 193.1
Included in adjusted operating cost:				
Open pit net mining cost [A]	35.6	34.9	79.3	65.6
Milling cost [B], net of capitalized operating cost	59.9	49.7	117.5	92.0
G&A cost [C]	24.0	16.8	45.5	35.5
Open pit ore tonnes mined (000s t)	3,072	3,170	6,625	6,285
Open pit operating waste tonnes mined (000s t)	4,856	5,838	9,803	11,505
Open pit ore and operating waste tonnes mined (000s t) [D]	7,928	9,008	16,428	17,790
Ore milled (000s t) [E]	2,873	2,930	5,214	5,027
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$ 4.49	$ 3.88	$ 4.83	$ 3.69
Milling cost per tonne milled ($/tonne) [B/E]	$ 20.85	$ 16.94	$ 22.54	$ 18.30
G&A cost per tonne milled ($/tonne) [C/E]	$ 8.36	$ 5.80	$ 8.72	$ 7.09

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Westwood

($ millions, except where noted)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Production cost	$ 54.0	$ 46.4	$ 101.5	$ 87.4
Adjust for:				
Increase/decrease in stockpiles	(1.0)	0.5	(1.1)	1.7
Adj. operating cost	$ 53.0	$ 46.9	$ 100.4	$ 89.1
Consisting of:				
Underground mining cost [A]	32.6	29.7	63.1	54.1
Open pit net mining cost [B]	4.9	4.4	7.5	9.3
Milling cost [C]	10.6	8.2	18.9	14.8
G&A cost [D]	4.9	4.6	10.9	10.9
Underground ore tonnes mined (000s t) [E]	104	98	210	187
Open pit ore tonnes mined (000s t)	109	315	169	507
Open pit waste tonnes mined (000s t)	304	331	558	812
Open pit ore and operating waste tonnes mined (000s t) [F]	413	646	727	1,319
Ore milled (000s t) [G]	287	323	590	605
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$ 313.99	$ 302.08	$ 300.48	$ 289.11
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$ 11.86	$ 6.80	$ 10.30	$ 7.02
Milling cost per tonne milled ($/tonne) [C/G]	$ 37.02	$ 25.46	$ 32.13	$ 24.43
G&A cost per tonne milled ($/tonne) [D/G]	$ 16.83	$ 13.98	$ 18.40	$ 18.04

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Essakane

($ millions, except where noted)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Production cost	$ 127.6	$ 139.7	$ 253.7	$ 264.6
Adjust for:				
Increase/decrease in stockpiles	(3.8)	1.1	(13.1)	5.2
Adj. operating cost	$ 123.8	$ 140.8	$ 240.6	$ 269.8
Consisting of:				
Open pit net mining cost [A]	28.7	51.7	48.6	96.9
Milling cost [B]	61.0	62.7	125.3	117.3
G&A cost [C]	34.1	26.4	66.7	55.6
Open pit ore tonnes mined (000s t)	2,470	2,168	4,701	4,615
Open pit operating waste tonnes mined (000s t)	3,534	6,419	5,519	12,086
Open pit ore and operating waste tonnes mined (000s t) [D]	6,004	8,587	10,220	16,701
Ore milled (000s t) [E]	3,236	3,113	6,377	6,225
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$ 4.79	$ 6.02	$ 4.76	$ 5.80
Milling cost per tonne milled ($/tonne) [B/E]	$ 18.88	$ 20.12	$ 19.66	$ 18.84
G&A cost per tonne milled ($/tonne) [C/E]	$ 10.47	$ 8.46	$ 10.43	$ 8.93

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Cash Costs Excluding Royalties, Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs excluding royalties, cash costs excluding royalties per ounce sold, cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine-site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and amortization, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs excluding royalties per ounce sold, cash costs per ounce sold, and the AISC per ounce sold.

The following tables provide a reconciliation of cash costs excluding royalties, cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs excluding royalties per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

Three months ended June 30, 2026

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$ 151.3	$ 62.5	$ 227.6	$ 0.4	$ 441.8
Depreciation expense	(47.0)	(15.0)	(56.2)	(0.4)	(118.6)
Cost of sales, excluding depreciation expense	$ 104.3	$ 47.5	$ 171.4	$ —	$ 323.2
Royalties[2]	(20.6)	—	(50.5)	—	(71.1)
Cost of sales, excluding depreciation expense and royalties	$ 83.7	$ 47.5	$ 120.9	$ —	$ 252.1
Adjust for:					
By-product credit	(0.4)	(0.5)	(0.8)	—	(1.7)
Cost attributed to non-controlling interests[3]	—	—	(25.6)	—	(25.6)
Cash costs – attributable	$ 103.9	$ 47.0	$ 145.0	$ —	$ 295.9
Adjust for:					
Sustaining capital expenditures[4]	34.7	15.8	45.6	—	96.1
Corporate general and administrative costs[5]	—	—	—	21.8	21.8
Other costs[6]	0.6	0.4	1.7	(0.1)	2.6
Cost attributable to non-controlling interests[3]	—	—	(7.1)	—	(7.1)
AISC – attributable	$ 139.2	$ 63.2	$ 185.2	$ 21.7	$ 409.3
Total gold sales (000 oz) – attributable	66.9	29.2	84.1	—	180.2
Cost of sales excluding depreciation[7]($/oz sold) – attributable	$ 1,562	$ 1,624	$ 1,730	$ —	$ 1,651
Cash costs – excluding royalties[7] ($/oz sold) – attributable	$ 1,245	$ 1,606	$ 1,214	$ —	$ 1,289
Cash costs[7] ($/oz sold) – attributable	$ 1,554	$ 1,606	$ 1,724	$ —	$ 1,642
AISC[7] – excluding royalties ($/oz sold) – attributable	$ 1,773	$ 2,163	$ 1,691	$ 121	$ 1,918
AISC[7] all operations ($/oz sold) – attributable	$ 2,082	$ 2,163	$ 2,201	$ 121	$ 2,271

1. Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
2. Includes contributions made by the Essakane mine to the development fund for local communities equating to 1% of total revenues.
3. Adjustments for the consolidation of Essakane (85%) to its attributable portion of cost of sales.
4. Sustaining capital expenditures are expenditures required to support current production levels at a mine site as further described below.
5. Corporate general and administrative costs exclude one-time material severance charges.
6. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
7. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Three months ended June 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$ 125.4	$ 58.5	$ 197.7	$ 0.5	$ 382.1
Depreciation expense	(41.5)	(13.4)	(39.6)	(0.5)	(95.0)
Cost of sales, excluding depreciation expense	$ 83.9	$ 45.1	$ 158.1	$ —	$ 287.1
Royalties[2]	(15.2)	—	(24.7)	—	(39.9)
Cost of sales, excluding depreciation expense and royalties	$ 68.7	$ 45.1	$ 133.4	$ —	$ 247.2
Adjust for:					
By-product credit	(0.3)	(0.5)	(0.3)	—	(1.1)
Cost attributed to non-controlling interests[3]	—	—	(15.6)	—	(15.6)
Cash costs – attributable	$ 83.6	$ 44.6	$ 142.2	$ —	$ 270.4
Adjust for:					
Sustaining capital expenditures[4]	26.2	15.7	29.9	0.1	71.9
Corporate general and administrative costs[5]	—	—	—	12.5	12.5
Other costs[6]	0.6	0.8	1.5	0.1	3.0
Cost attributable to non-controlling interests[3]	—	—	(3.1)	—	(3.1)
AISC – attributable	$ 110.4	$ 61.1	$ 170.5	$ 12.7	$ 354.7
Total gold sales (000 oz) – attributable	68.4	28.6	76.4	—	173.4
Cost of sales excluding depreciation[7] ($/oz sold) – attributable	$ 1,222	$ 1,577	$ 1,858	$ —	$ 1,561
Cash costs[7] – excluding royalties ($/oz sold) – attributable	$ 997	$ 1,562	$ 1,565	$ —	$ 1,340
Cash costs[7] ($/oz sold) – attributable	$ 1,219	$ 1,562	$ 1,855	$ —	$ 1,556
AISC[7] – excluding royalties ($/oz sold) – attributable	$ 1,389	$ 2,140	$ 1,934	$ 73	$ 1,825
AISC[7] all operations ($/oz sold) – attributable	$ 1,611	$ 2,140	$ 2,224	$ 73	$ 2,041

1. Excludes depreciation – as disclosed in the segment note in the consolidated interim financial statements.
2. Includes contributions made by the Essakane mine to the development fund for local communities equating to 1% of total revenues.
3. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
4. Sustaining capital expenditures are expenditures required to support current production levels at a mine site as further described below.
5. Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
6. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and amortization, partially offset by by-product credits.
7. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold, and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Sustaining and Expansion Capital Expenditures

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended June 30, 2026, and June 30, 2025:

($ millions, except where noted)	Sustaining	Expansion	Q2 2026	Sustaining	Expansion	Q2 2025
Capital expenditures for property, plant and equipment	$ 96.3	$ 22.0	$ 118.3	$ 78.4	$ 8.9	$ 87.3
Côté Gold (IMG basis)	36.6	18.0	54.6	27.2	6.6	33.8
Westwood	16.7	3.6	20.3	16.0	—	16.0
Essakane	43.0	0.4	43.4	35.0	2.3	37.3
Corporate	—	—	—	0.2	—	0.2

Reconciliation of capital expenditure and exploration and evaluation expenditures per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended June 30, 2026, and June 30, 2025:

($ millions, except where noted)	Sustaining	Expansion	Q2 2026	Sustaining	Expansion	Q2 2025
Capital expenditures for property, plant and equipment	$ 96.3	$ 22.0	$ 118.3	$ 78.4	$ 8.9	$ 87.3
Working capital adjustments	0.1	0.8	0.9	(6.5)	(1.3)	(7.8)
Capital expenditures per statement of cash flows	$ 96.4	$ 22.8	$ 119.2	$ 71.9	$ 7.6	$ 79.5
Côté Gold (IMG basis)	34.9	18.8	53.7	26.2	5.3	31.5
Westwood	15.9	3.5	19.4	15.7	—	15.7
Essakane	45.6	0.5	46.1	29.9	2.3	32.2
Corporate	—	—	—	0.1	—	0.1

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization and finance costs) is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Earnings before income taxes	$ 365.1	$ 164.8	$ 898.9	$ 250.5
Add:				
Depreciation	118.6	95.0	234.3	174.7
Finance costs	11.6	24.0	19.1	53.8
EBITDA	$ 495.3	$ 283.8	$ 1,152.3	$ 479.0
Adjusting items:				
Unrealized (gain)/loss on non-hedge derivatives	—	(1.7)	—	1.1
Foreign exchange (gain)/loss	(4.1)	(1.7)	1.3	(3.3)
Write-down of assets	8.3	0.1	9.6	0.2
Changes in estimates of asset retirement obligations at closed sites	(2.0)	1.3	(0.7)	6.2
Fair value of deferred consideration from sale of Sadiola	(0.2)	(0.5)	(3.2)	(1.0)
Gain on sale of royalties	—	(4.9)	—	(4.9)
Severance costs	—	—	0.1	3.8
Other	10.0	—	14.2	(0.2)
Adjusted EBITDA	$ 507.3	$ 276.4	$ 1,173.6	$ 480.9

Adjusted Net Earnings Attributable to Equity Holders

Adjusted net earnings attributable to equity holders represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance.

The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the consolidated statements of earnings to adjusted net earnings attributable to equity holders of the Company.

($ millions, except where noted)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Earnings before income taxes and non-controlling interests	$ 365.1	$ 164.8	$ 898.9	$ 250.5
Adjusting items:				
Unrealized gain/(loss) on non-hedge derivatives	—	(1.7)	—	1.1
Other finance costs	4.0	2.1	5.8	7.2
Foreign exchange (gain)/loss	(4.1)	(1.7)	1.3	(3.3)
Write-down of assets	8.3	0.1	9.6	0.2
Changes in estimates of asset retirement obligations at closed sites	(2.0)	1.3	(0.7)	6.2
Fair value of deferred consideration from sale of Sadiola	(0.2)	(0.5)	(3.2)	(1.0)
Gain on sale of royalties	—	(4.9)	—	(4.9)
Severance costs	—	—	0.1	3.8
Other	10.0	—	14.2	(0.2)
Adjusted earnings before income taxes and non-controlling interests	$ 381.1	$ 159.5	$ 926.0	$ 259.6
Income taxes	(109.3)	(78.9)	(225.7)	(118.1)
Tax on foreign exchange translation of deferred income tax balances	(0.2)	5.7	0.6	8.0
Tax impact of adjusting items	(4.7)	(1.8)	(5.2)	(3.0)
Non-controlling interests	(25.3)	(7.2)	(63.0)	(14.0)
Adjusted net earnings attributable to equity holders	$ 241.6	$ 77.3	$ 632.7	$ 132.5
Adjusted net earnings per share attributable to equity holders	$ 0.42	$ 0.13	$ 1.09	$ 0.23
Basic weighted average number of common shares outstanding (millions)	578.0	575.1	582.7	573.8

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q2 2026	Q2 2025	YTD 2026	YTD 2025
Net cash from operating activities	$ 445.1	$ 85.8	$ 1,015.0	$ 160.1
Adjusting items from working capital items and non-current ore stockpiles:				
Receivables and other current assets	(4.4)	29.3	8.5	47.6
Inventories and non-current ore stockpiles	11.5	19.6	18.0	42.1
Accounts payable and accrued liabilities	(9.3)	(7.4)	30.9	(17.6)
Net cash from operating activities before changes in working capital	$ 442.9	$ 127.3	$ 1,072.4	$ 232.2

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

Three months ended June 30, 2026

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities	$ 204.0	$ 75.9	$ 208.2	$ (43.0)	$ 445.1
Add:					
Operating cash flow used by non-mine site activities	—	—	—	43.0	43.0
Cash flow from operating mine-sites	$ 204.0	$ 75.9	$ 208.2	$ —	$ 488.1
Capital expenditures	53.7	19.4	46.1	—	119.2
Less:					
Capital expenditures from corporate and development projects	—	—	—	—	—
Capital expenditures from operating mine-sites	53.7	19.4	46.1	—	119.2
Mine-site cash flow	$ 150.3	$ 56.5	$ 162.1	$ —	$ 368.9

Three months ended June 30, 2025

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities	$ 125.4	$ 52.3	$ 42.2	$ (134.1)	$ 85.8
Add:					
Operating cash flow used by non-mine site activities	—	—	—	134.1	134.1
Cash flow from operating mine-sites	$ 125.4	$ 52.3	$ 42.2	$ —	$ 219.9
Capital expenditures	31.5	15.7	32.2	0.1	79.5
Less:					
Capital expenditures from construction and development projects and corporate	—	—	—	(0.1)	(0.1)
Capital expenditures from operating mine-sites	31.5	15.7	32.2	—	79.4
Mine-site cash flow	$ 93.9	$ 36.6	$ 10.0	$ —	$ 140.5

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

($ millions, except where noted)	June 30 2026	December 31 2025
Cash and cash equivalents	$ 501.4	$ 421.9
Short-term investments	1.0	1.0
Available Credit Facility	845.7	445.7
Available Liquidity	$ 1,348.1	$ 868.6

($ millions, except where noted)	June 30 2026	December 31 2025
Cash and cash equivalents	$ 501.4	$ 421.9
Short-term investments	1.0	1.0
Long-term debt[1]	(450.2)	(651.0)
Net cash (debt) excluding lease liabilities and letters of credit	52.2	(228.1)
Lease liabilities	(90.5)	(112.0)
Drawn letters of credit issued under Credit Facility	(4.3)	(4.3)
Net cash (debt)	$ (42.6)	$ (344.4)

1. Includes principal amount of the Notes of $450.0 million, Credit Facility of $nil and equipment loan of $0.2 million (December 31, 2025 – $450.0 million, $200.0 million, and $1.0 million, respectively). Excludes deferred transaction costs and embedded derivatives on the Notes.

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	June 30, 2026	December 31, 2025
Assets		
Current assets		
Cash and cash equivalents	$ 501.4	$ 421.9
Receivables and other current assets	54.9	79.6
Inventories	366.2	377.0
Assets held for sale	17.5	25.2
	940.0	903.7
Non-current assets		
Property, plant and equipment	4,152.6	4,162.8
Exploration and evaluation assets	408.9	396.1
Restricted cash	69.0	71.0
Inventories	221.6	194.8
Deferred income tax assets	21.6	—
Other assets	139.5	124.1
	5,013.2	4,948.8
	$ 5,953.2	$ 5,852.5
Liabilities and Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 299.6	$ 329.1
Income taxes payable	144.3	99.6
Current portion of provisions	12.6	5.1
Current portion of lease liabilities	30.7	32.3
Current portion of long-term debt	0.2	1.0
Other current liabilities	61.6	50.0
	549.0	517.1
Non-current liabilities		
Deferred income tax liabilities	151.2	52.6
Provisions	302.2	308.3
Lease liabilities	59.8	79.7
Long-term debt	449.1	648.8
Other liabilities	—	0.1
	962.3	1,089.5
	1,511.3	1,606.6
Equity		
Attributable to equity holders		
Common shares	3,284.3	3,383.8
Contributed surplus	(333.0)	(27.4)
Retained earnings	1,482.8	872.6
Accumulated other comprehensive income (loss)	(35.7)	(37.6)
	4,398.4	4,191.4
Non-controlling interests	43.5	54.5
	4,441.9	4,245.9
	$ 5,953.2	$ 5,852.5

Refer to Q2 2026 Financial Statements for accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)	Three months ended June 30,		Six months ended June 30,	
(In millions of U.S. dollars, except per share amounts)	2026	2025	2026	2025
Revenues	$ 856.9	$ 580.9	$ 1,887.0	$ 1,058.0
Cost of sales	(441.8)	(382.1)	(901.2)	(718.0)
Gross profit	415.1	198.8	985.8	340.0
General and administrative expenses	(21.8)	(12.5)	(37.2)	(28.9)
Exploration expenses	(7.8)	(6.0)	(15.6)	(12.6)
Other expenses	(7.0)	(2.7)	(9.9)	(7.8)
Earnings from operations	378.5	177.6	923.1	290.7
Finance costs	(11.6)	(24.0)	(19.1)	(53.8)
Foreign exchange gain (loss)	4.1	1.7	(1.3)	3.3
Interest income, derivatives and other investment gains (losses)	(5.9)	9.5	(3.8)	10.3
Earnings before income taxes	365.1	164.8	898.9	250.5
Income tax expense	(109.3)	(78.9)	(225.7)	(118.1)
Net earnings	$ 255.8	$ 85.9	$ 673.2	$ 132.4
Net earnings attributable to:				
Equity holders	$ 230.5	$ 78.7	$ 610.2	$ 118.4
Non-controlling interests	25.3	7.2	63.0	14.0
Net earnings	$ 255.8	$ 85.9	$ 673.2	$ 132.4
Attributable to equity holders				
Weighted average number of common shares outstanding (in millions)				
Basic	578.0	575.1	582.7	573.8
Diluted	582.8	580.7	589.3	580.2
Basic earnings per share	$ 0.40	$ 0.14	$ 1.05	$ 0.21
Diluted earnings per share	$ 0.40	$ 0.14	$ 1.04	$ 0.20

Refer to Q2 2026 Financial Statements for accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended June 30,		Six months ended June 30,	
(In millions of U.S. dollars)	2026	2025	2026	2025
Operating activities				
Net earnings	$ 255.8	$ 85.9	$ 673.2	$ 132.4
Adjustments for:				
Depreciation expense	118.6	95.0	234.3	174.7
Deferred revenue recognized	—	(76.6)	—	(154.3)
Income tax expense	109.3	78.9	225.7	118.1
Derivative loss (gain)	3.4	(1.4)	6.1	3.1
Finance costs	11.6	24.0	19.1	53.8
Other non-cash items	24.9	(9.8)	26.7	(6.3)
Adjustments for cash items:				
Settlement of derivatives	(3.4)	(0.3)	(6.1)	(2.0)
Disbursements related to asset retirement obligations	(1.0)	(6.2)	(1.8)	(9.9)
Other	(3.9)	—	(3.9)	—
Movements in non-cash working capital items and non-current ore stockpiles	2.2	(41.5)	(57.4)	(72.1)
Cash from operating activities, before income taxes paid	517.5	148.0	1,115.9	237.5
Income taxes paid	(72.4)	(62.2)	(100.9)	(77.4)
Net cash from operating activities	445.1	85.8	1,015.0	160.1
Investing activities				
Capital expenditures for property, plant and equipment	(115.6)	(79.5)	(217.2)	(144.2)
Capitalized borrowing costs	(8.9)	(10.8)	(12.1)	(16.4)
Other investing activities	(20.8)	25.5	3.0	9.2
Net cash used in investing activities	(145.3)	(64.8)	(226.3)	(151.4)
Financing activities				
Repurchase of shares under the Normal Course Issuer Bid ("NCIB")	(147.9)	—	(407.9)	—
Proceeds from credit facility	—	40.0	—	120.0
Repayment of credit facility	(100.0)	—	(200.0)	(90.0)
Dividends paid to non-controlling interests	(74.0)	(128.3)	(74.0)	(128.3)
Interest paid	(5.7)	(25.9)	(7.6)	(39.9)
Other financing activities	(12.8)	(11.9)	(7.4)	(13.0)
Net cash used in financing activities	(340.4)	(126.1)	(696.9)	(151.2)
Effects of exchange rate fluctuation on cash and cash equivalents	(8.2)	12.3	(12.3)	18.8
Increase (decrease) in cash and cash equivalents	(48.8)	(92.8)	79.5	(123.7)
Cash and cash equivalents, beginning of the period	550.2	316.6	421.9	347.5
Cash and cash equivalents, end of the period	$ 501.4	$ 223.8	$ 501.4	$ 223.8

Refer to Q2 2026 Financial Statements for accompanying notes.

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the **supervision** of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this news release have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance – quality control (QA-QC) program designed to follow industry best practices. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length, and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge, fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company’s vision, strategy, future financial or operating performance and other statements that express management’s expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “would”, “could”, “continue”, “expect”, “budget”, “aim”, “can”, “focus”, “forecast”, “anticipate”, “estimate”, “maintain”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “cover”, “strategy”, “during”, “ongoing”, “subject to”, “future”, “objectives”, “opportunities”, “committed”, “prospective”, “likely”, “progress”, “strive”, “sustain”, “effort”, “extend”, “remain”, “pursue”, “predict”, or “project” or the negative of these words or other variations on these words or comparable terminology.

In particular, forward-looking statements in this MD&A include, without limitation, those under the headings “About IAMGOLD”, “Highlights”, “Outlook”, “Environmental, Social and Governance”, “Operations”, “Financial Condition" and “Quarterly Financial Review” and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company’s guidance for and actual results of production, ESG performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; long-term value and capital allocation; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs, processing rates, throughput and operational optimization initiatives in respect of the Côté Gold Mine; expected production of the Côté Gold Mine; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company’s capital allocation and liquidity, including potential returns of capital to shareholders; the timing and ability to repatriate excess cash from Essakane; the composition of the Company’s portfolio of assets including its operating mines, development and exploration projects; the advancement and potential development of the Company’s exploration and development projects, including the Nelligan Mining Complex; the sale of its Malian asset; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity, including commitments related thereto and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; commitments with respect to greenhouse gas emissions and energy transition; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the future price of gold and other commodities; equity financings, foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company’s operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results,

performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; tariffs and increase costs of supplies and equipment; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks relating to acquisitions and divestitures; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other energy transition requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the *Competition Act* (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.